Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☐ AMENDMENT

1. State the name of the applicant: Topaz Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   60 Broad Street, 26th Floor, New York, NY 10004


14010820

3. Provide the applicant's mailing address (if different):
   N/A

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 13 2014
Division of Trading and Markets

4. Provide the applicant's business telephone and facsimile number:
   212-943-2400 / fax: 212-509-3955
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill — Senior Legal & Regulatory Associate — 212-897-0152
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael J. Simon
   60 Broad Street, 26th Floor
   New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2013
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): May 30, 2012 (b) State/Country of formation: Delaware Limited Liability Company Act, 6 Del. C section 18-101 et. seq.

   (c) *Statute under which applicant was organized:*

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 1/09/2014 (MM/DD/YY) — Topaz Exchange, LLC (Name of applicant)

By: [signature] (Signature) — Ronan Cahill, Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 9th day of January (Month), 2014 (Year) by Samir Patel (Notary Public)

My Commission expires 7/10/14 County of Nassau State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SAMIR PATEL
Notary Public - State of New York
NO. 02PA6149278
Qualified in Nassau County
My Commission Expires 7/10/14



International Securities Exchange.

January 9, 2014

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: Topaz Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the Topaz Exchange, LLC's ("Topaz") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, Topaz issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on Topaz's website:

Options

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/newlistings

Index Settlement Values:
http://www.ise.com/options/products-traded/index-settlement-values

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

http://www.ise.com/press-room/press-releases/
Publications:
http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

Exhibit M

Approved Members:

Wells Fargo Securities, LLC
550 Tryon Street, 6st Floor
Charlotte, NC 28202
Contact: Niall O'Brien (212) 293-3956
Competitive Market Maker & Electronic Access Member
Competitive Market Maker & Electronic Access Member

Newedge USA, LLC
550 West Jackson Blvd.
Chicago, IL 60661
Contact: John Lopresti (646) 557-7934
Electronic Access Member
Electronic Access Member

ICAP Corporates LLC
1100 Plaza 5, 12th floor
Jersey City, NJ 07311
Contact: James Gilbert (212) 513-9858
Electronic Access Member
Electronic Access Member

BGC Financial, LP
199 Water Street. 19th Floor
New York, NY 10038
Contact: Paul Galligan (646) 346-7090
Electronic Access Member
Electronic Access Member

Vandham Securities Corp.
50 Tice Blvd. 1st Floor
Woodcliff Lake, NJ 07677
Contact: Jason Spitzer (201) 782-3323
Electronic Access Member
Electronic Access Member